UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to _______
Commission file number: 000-24923
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
CONEXANT SYSTEMS, INC.
RETIREMENT SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CONEXANT SYSTEMS, INC.
4000 MACARTHUR BLVD
NEWPORT BEACH, CALIFORNIA 92660-3095

CONEXANT SYSTEMS, INC. RETIREMENT SAVINGS PLAN

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004:

Statements of Net Assets Available for Benefits	4

Statements of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6-10

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4(i)—Schedule of Assets (Held at End of Year) as of December 31, 2005	12

NOTE: Other schedules required by Section 2520.103-10 the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required.

Signature	13
EXHIBIT 23

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of
Conexant Systems, Inc. Retirement Savings Plan
Newport Beach, California
We have audited the accompanying statements of net assets available for benefits of the Conexant Systems, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2005 financial statement and, in our opinion, is fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.
/s/ DELOITTE & TOUCHE LLP
Costa Mesa, California
June 16, 2006

CONEXANT SYSTEMS, INC. RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS:
Investments—at fair value (Note 3):
Cash and cash equivalents	$206,730	$272,527
Conexant common stock funds	21,284,605	17,518,008
Skyworks common stock fund	3,693,009	8,037,925
Mindspeed common stock fund	3,687,495	5,114,771
Shares of mutual funds	161,830,346	152,753,414
Interest in collective trust	19,713,503	19,283,557
Participant loans receivable	1,411,367	1,716,794

Total investments	211,827,055	204,696,996
Cash and cash equivalents—noninterest bearing	79,444	—
Receivable for securities sold and other	114,845	24,136

Total assets	212,021,344	204,721,132

LIABILITIES—Payable for excess contributions and other	29	19,439

NET ASSETS AVAILABLE FOR BENEFITS	$212,021,315	$204,701,693

See notes to financial statements.

CONEXANT SYSTEMS, INC. RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
ADDITIONS:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$6,279,944	$(22,186,896)
Interest and dividends	5,767,298	2,827,668

Total investment income (loss)	12,047,242	(19,359,228)

Contributions:
Transfer in of assets (Note 1)	—	83,051,000
Participant	12,795,662	12,297,308
Employer	4,788,668	4,950,945
Rollover	1,214,688	775,138

Total contributions	18,799,018	101,074,391

Total additions	30,846,260	81,715,163

DEDUCTIONS:
Benefits paid and other distributions to participants	(23,517,856)	(12,877,518)
Administrative fees and other deductions	(8,782)	(102,739)

Total deductions	(23,526,638)	(12,980,257)

NET INCREASE	7,319,622	68,734,906

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	204,701,693	135,966,787

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$212,021,315	$204,701,693

See notes to financial statements.

CONEXANT SYSTEMS, INC. RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

1.	DESCRIPTION OF PLAN

Effective January 1, 1999, Conexant Systems, Inc. (the “Company” or “Plan Sponsor”) adopted the Conexant Systems, Inc. Retirement Savings Plan (the “Plan”). The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined-contribution plan designed to qualify under Internal Revenue Code (the “Code”) Section 401(a). The Plan covers substantially all employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). At December 31, 2005, the Plan had 3,959 participants.

Fidelity Investments Institutional Operations Company, Inc. provides recordkeeping services to the Plan in its capacity as agent for the trustee, Fidelity Management Trust Company (“Fidelity”), pursuant to the terms of the trust agreement between Conexant Systems, Inc. Trust (the “Trust”) and Fidelity. All of the Plan’s assets are kept in the Trust. As of December 31, 2005 and 2004, the Plan owned 100%, of the total net assets available for benefits in the Trust. Net assets of the Trust and Plan-specific expenses are allocated to the Plan based on specific identification. Net investment income, gains and losses, and general expenses are allocated based on the Plan’s proportional share of net assets in the Trust.

Transfer in of Assets—Effective as of April 1, 2004, the Conexant Systems, Inc. Hourly Employees’ Savings Plan was merged with the Plan and all undistributed account balances and liabilities (including outstanding loan balances) associated therewith were transferred to the Plan. The total amount of assets transferred was $2,832,423.

Effective June 4, 2004, the GlobespanVirata, Inc. Retirement Savings Plan was merged with the Plan, at which time the net assets of $80,218,577 were transferred into the Plan.

Contributions—The Plan provides for employees to contribute from 1% to 17% of base compensation through payroll deductions on a pretax, post-tax, or combination basis, up to the annual maximum pretax dollar limit established by the Internal Revenue Service (“IRS”). Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 26 mutual funds, an interest in a collective trust, the Conexant Stock Funds, Skyworks Stock Fund, and the Mindspeed Stock Fund as investment options for participants.

The Company has a fixed matching contribution and a discretionary profit-sharing contribution. The discretionary profit-sharing contribution is to be determined by the Employee Benefit Plan Committee, in its sole discretion, based upon the financial performance of the Company. The discretionary profit-sharing contribution is to be allocated to all eligible participants employed on the last day of the plan year on a pro-rata basis based on each participant’s compensation.

Until June 3, 2004, the Company matched 100% up to the first 4% of employee compensation contributed to the Plan, and, at its discretion, could make an additional variable match of between 0% and 100% on the first 4% an employee contributes, depending on the Company’s overall financial performance. Until June 3, 2004, all Company contributions were directed to the Conexant Stock Fund A (nonparticipant directed). Effective June 4, 2004, the Company changed its method for matching employee contributions to match 66.66% on the first 6% of eligible contributions made to the Plan, and also changed the way matching contributions are made. Matching contributions are no longer directed to the Conexant Stock Fund A, but are allocated based on participant investment elections in effect at the time of the Company matching contribution. Participants may re-allocate amounts held in the Conexant Stock Fund A to other investment options in the Plan.

Participant Accounts—Each participant’s account reflects the participant’s contributions, the Company’s matching contributions, an allocation of Plan earnings (losses), and an allocation of administrative expenses. Administrative expenses are equally allocated to all participants.

Participants are permitted at any time to transfer all or a portion of the value of their interest in the Plan’s investment funds (including Conexant Stock Fund B), which are attributable to their own participant contributions into one or more of the other investment funds. A participant who has attained the age of 59 1/2, whether or not retired from the Company, is permitted to elect at any time to transfer all or a portion of the total value of their interest in Conexant Stock Fund A to any one or more of the other investment funds. For participants still employed with the Company, all subsequent Company-matching contributions and Company profit-sharing contributions, if any, until June 3, 2004 were made in Conexant common stock. Effective June 4, 2004, Company-matching contributions are no longer directed to the Conexant Stock Fund A, but are allocated based on participant investment elections in effect at the time of the Company-matching contribution. Participants may re-allocate amounts held in the Conexant Stock Fund A to other investment options in the Plan.

Vesting—The Company-matching contributions and related earnings thereon, will vest as follows: 40% after two years of service, 70% after three years of service, and 100% after four years of service, or in the event of death, disability, or the attainment of age 60. Any of the Company-matching contributions made prior to June 4, 2004 will remain 100% vested.

Payment of Benefits— Balances may be withdrawn when participants become disabled, die, retire, or terminate employment. Prior to March 28, 2005, the balance had to be greater than $5,000 for such balances to be kept in the Plan, in any of the Plan’s investment options. Effective March 28, 2005 such balances may be kept in the Plan, in any of the Plan’s investment options, if the balance is greater than $1,000. Upon retirement, a participant may elect to receive a lump-sum amount or 10 or fewer annual installments equal to the value of his or her account.

Forfeited Accounts— At December 31, 2005 and 2004, there were no material forfeited nonvested accounts. These accounts would be used to reduce employer contributions and/or administrative expenses. During the year ended December 31, 2005, employer contributions to the Plan were reduced by $200,000 from forfeited nonvested accounts. During the year ended December 31, 2004, employer contributions and administrative fees were not reduced by any forfeited nonvested accounts.

Plan Termination—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA.

Participant Loans Receivable—Participants who are active employees of the Company may borrow up to the lesser of 50% of their account balance in the Plan or $50,000. The minimum loan is $1,000. Loans are repayable ratably through biweekly payroll deductions over a period not to exceed five years, except for loans for the purchase or construction of a participant’s principal residence, which provide for repayment over a reasonable period of time that may not exceed 10 years. Loans bear interest at the prime rate, as published by the Wall Street Journal on the last day of the preceding quarter in which the loan funds, plus 1% (8.25% at December 31, 2005). Loans bear interest at rates ranging from 5% to 10.5% at December 31, 2005 and 2004 and maturing from January 2006 through September 2014. There were no loans in default outstanding at December 31, 2005 and 2004.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Presentation—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment instruments, including stocks, bonds, fixed-income securities and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. The Plan’s investments are valued at their quoted market price. Participant loans are valued at the outstanding loan balances, which approximates fair value.

The Plan’s investment in the Fidelity Managed Income Portfolio (the “Fund”) is stated at the estimated fair value, which has been determined based on the unit value of the Fund as of the close of the New York Stock Exchange. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1.00 per unit; although there is no guarantee that the Fund will be able to maintain this value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits—Benefits are recorded when paid. There were no outstanding payments allocated to the accounts of persons who have elected to withdraw from the Plan as of December 31, 2005, and 2004.

Administrative Expenses—The costs of administering the Plan are paid for by the Company. Prior to October 1, 2004, there was a per-participant fee charged by Fidelity Investments, which is applied equally to all participant accounts on a quarterly basis.

Excess Contributions Payable—The Plan is required to return contributions received during the Plan year in excess of the Code’s limits.

3.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets at fair value available for benefits as of December 31, 2005 and 2004, are as follows:

	2005	2004
Conexant Stock Fund B	$11,567,206	$—
Fidelity Contrafund	15,036,411	10,761,203
Fidelity Diversified International	17,823,553	14,272,306
Fidelity Mid-Cap Stock	10,683,555	—
Fidelity Magellan	—	12,802,097
Fidelity Freedom 2020	12,350,925	13,040,396
Fidelity Retirement Money Market	16,546,842	19,151,780
Spartan U.S. Equity Index	22,243,897	24,887,178
Fidelity Managed Income Portfolio (stable value)	19,713,503	19,283,557
The Plan’s investments (including gains and losses on investments bought and sold, as well as held) appreciated (depreciated) in value during the years ended December 31, 2005 and 2004, are as follows:

	2005	2004
Conexant Stock Fund A *	$382,273	$(17,198,305)
Conexant Stock Fund B	3,000,098	(8,017,249)
Skyworks Stock Fund	(3,500,461)	754,379
Mindspeed Stock Fund	(871,617)	(7,671,192)
Other mutual funds	7,269,651	9,945,471

	$6,279,944	$(22,186,896)

*	Nonparticipant-directed until June 3, 2004.
4.	FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by a letter dated December 13, 2000, that the Plan and related trust were designed in accordance with the applicable regulations of the Code. The Plan has been amended since receiving the determination letter; however, the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	NONPARTICIPANT-DIRECTED INVESTMENTS

Until June 3, 2004, employer contributions to the Plan were in the form of Conexant common stock, and such investments could not be transferred to other funds, except as described in Note 1. Therefore, until that date, these investments were considered nonparticipant-directed investments. Effective June 4, 2004, employer contributions are made in cash and are allocated based on participant investment elections in effect at the time of the employer contribution.

Information about the net assets and significant components of the changes in net assets relating to nonparticipant-directed investments at December 31, 2004, is as follows:

Net assets—Conexant Stock Fund A*	$10,030,807

Changes in net assets through June 3, 2004, and the year ended December 31, 2004:
Employer contributions	$1,608,491
Net depreciation in fair value of investments	(6,958,685)
Benefits paid to participants	(1,300,875)
Net transfers to participant-directed	(20,742,520)

Net change	(27,393,589)

Conexant Stock Fund A*—Beginning of year	27,393,589

Nonparticipant-directed balances in Conexant Stock Fund A*—End of year	$—

*	Nonparticipant-directed until June 3, 2004
6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by an affiliate of Fidelity. Fidelity is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Administrative fees paid by the Plan for investment management services amounted to $8,782 and $102,739 for the years ended December 31, 2005 and 2004, respectively.

At December 31, 2005 and 2004, the Plan held 9,417,967 and 8,803,019 shares of common stock of Conexant Systems, Inc., the sponsoring employer, with a cost basis of $26,622,070 and $27,726,788, respectively. During the years ended December 31, 2005 and 2004, the Plan recorded no dividend income.

7.	LEGAL MATTER

In February 2005, the Company and certain of its current and former officers and the Company’s Employee Benefits Plan Committee were named as defendants in Graden v. Conexant, et al., a lawsuit filed on behalf of all persons who were participants in the Plan during a specified class period. This suit was filed in the U.S. District Court of New Jersey and alleges that the defendants breached their fiduciary duties under the ERISA, as amended, to the Plan and the participants in the Plan. The plaintiff filed an amended complaint on August 11, 2005. On October 12, 2005, the defendants filed a motion to dismiss this case. The plaintiff responded to the motion to dismiss on December 30, 2005, and the defendants’ reply was filed on February 17, 2006. On March 31, 2006, the judge dismissed this case and ordered it closed. Plaintiff filed a notice of appeal on April 17, 2006.

8.	SUBSEQUENT EVENT

Effective April 2006, the Plan was amended to provide for employees to contribute up to 35% of base compensation through payroll deductions on a pretax, post-tax, or combination basis, up to the annual maximum pretax dollar limit established by the IRS.
******

SUPPLEMENTAL SCHEDULE

CONEXANT SYSTEMS, INC. RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4(i)—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005

(a)	(b)	(c)	(d)
	Identity of	Description of Investment,
	Issue, Borrower,	Including Maturity Date,
	Lessor, or Similar	Rate of Interest, Collateral,	Current
	Party	Par, or Maturity Value	Value
	Cash and cash equilalents	Cash	$206,730
*	Conexant Stock Fund A	Common Stock (4,299,734 shares)	9,717,399
*	Conexant Stock Fund B	Common Stock (5,118,233 shares)	11,567,206
	Skyworks Stock Fund	Common Stock (725,542 shares)	3,693,009
	Mindspeed Stock Fund	Common Stock (1,569,147 shares)	3,687,495
	Oakmark Select I	Mutual fund	4,191,256
	Baron Growth	Mutual fund	7,427,632
	Ariel Fund	Mutual fund	2,850,512
	VK Growth & Income Fund	Mutual fund	2,538,605
*	Fidelity Low Price Stock Fund	Mutual fund	5,462,497
*	Fidelity Growth Company	Mutual fund	4,959,087
*	Fidelity OTC Portfolio	Mutual fund	1,284,985
*	Fidelity Equity Income	Mutual fund	7,673,466
*	Fidelity Contrafund	Mutual fund	15,036,411
*	Fidelity Diversified international	Mutual fund	17,823,553
*	Fidelity Magellan	Mutual fund	10,221,877
*	Fidelity Mid-Cap Stock	Mutual fund	10,683,555
*	Fidelity Freedom Income	Mutual fund	913,669
*	Fidelity Freedom 2000	Mutual fund	900,429
*	Fidelity Freedom 2005	Mutual fund	13,722
*	Fidelity Freedom 2010	Mutual fund	3,614,731
*	Fidelity Freedom 2015	Mutual fund	366,476
*	Fidelity Freedom 2020	Mutual fund	12,350,925
*	Fidelity Freedom 2025	Mutual fund	191,142
*	Fidelity Freedom 2030	Mutual fund	5,257,597
*	Fidelity Freedom 2035	Mutual fund	244,603
*	Fidelity Freedom 2040	Mutual fund	1,080,844
*	Fidelity U.S. Bond Index	Mutual fund	6,935,768
*	Fidelity Intermediate Govt.	Mutual fund	1,016,265
*	Fidelity Retirement Money Market	Mutual fund	16,546,842
	Spartan U.S. Equity Index	Mutual fund	22,243,897
*	Fidelity Managed Income portfolio (stable value)	Common collective trust	19,713,503
*	Participant loans receivable	Bearing interest from 5.00% to 10.50% and maturiting between January 2006 through September 2014	1,411,367

			$211,827,055

*	Identified as a party-in-interest to the Plan.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CONEXANT SYSTEMS, INC. RETIREMENT SAVINGS PLAN
Date: June 16, 2006	By:	/s/ J. Scott Blouin
J. Scott Blouin
Senior Vice President and Chief Financial Officer of Conexant Systems, Inc. and Member of the Plan Committee

INDEX TO EXHIBITS

Exhibit
Number	Description
23	Consent of Independent Registered Public Accounting Firm